FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — New organisational structure	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
The Executive Commission of TELEFÓNICA’s Board of Directors has approved today a new organisational structure, embarking on a new era with eyes set on the medium and long term future with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its global scale and industrial alliances.
The main changes in the new organisational structure are as follows:
•
The creation of a new business unit, Telefónica Digital, headquartered in London with regional offices in Madrid, Sao Paulo, Silicon Valley and certain strategic hubs in Asia. Its mission will be to bolster Telefónica’s place in the digital world and leverage any growth opportunities arising in this environment, driving innovation, strengthening the product and service portfolio and maximising the advantages of its large customer base.

This unit will comprise professionals from Telefónica’s New Global Services Unit (vertical businesses), Terra, Tuenti, Jajah, Telefónica R+D and Media Networks, among others. Heading up this unit will be Mathew Key, who until now was in charge of Telefónica Europe.

•
The streamlining and balancing of the business’ geographical mix based on stages of market development, leading to the configuration of two large blocks, Europe and Latin America. Operations in Spain will be included in Europe. José María Alvarez-Pallete, head of Telefónica Latin America until now, will oversee Europe, while Santiago Fernandez Valbuena, previously General Manager of Strategy, Finance and Corporate Development, will be in charge of Latin America. This change entails the addition of Angel Vilá to the Executive Committee as Head of Finance and Corporate Development.

•
The creation of a Global Resources operating unit designed to ensure the profitability and sustainability of the business by leveraging and unlocking economies of scale, as well as driving Telefónica’s transformation into a fully global company. This unit will be overseen by Guillermo Ansaldo, until now the head of Telefónica Spain.

This new organisational structure will revolve around a nine-member Executive Committee, backed by a Transformation Committee composed of the company’s senior managers.
Press Release and Organisational chart are attached.
Madrid, September 5, 2011.

NOTA DE PRENSA
PRESS RELEASE
TELEFÓNICA TRANSFORMS ITS ORGANISATIONAL STRUCTURE TO REINFORCE ITS STATUS AS GLOBAL LEADER IN THE NEW DIGITAL WORLD
Madrid, 5 September 2011.- Executive Chairman and CEO of Telefónica, César Alierta, has laid the foundations for reinforcing the operator’s status as a global player and leader in the digital environment through sweeping changes in its organisation and structure. Telefónica is embarking on a new era with eyes set on the medium and long term future with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its global scale and industrial alliances.
The main lines of the new organisational structure, approved today by the Executive Commission of the Board of Directors, are also designed to speed up the decision-making process, and to balance and streamline the organisation.
The three main changes in the new organisational structure are as follows:
•
The creation of a new business unit, Telefónica Digital, headquartered in London with regional offices in Madrid, Sao Paulo, Silicon Valley and certain strategic hubs in Asia. Its mission will be to bolster Telefónica’s place in the digital world and leverage any growth opportunities arising in this environment, driving innovation, strengthening the product and service portfolio and maximising the advantages of its large customer base.

This unit will comprise 2,500 highly skilled professionals from Telefónica’s New Global Services Unit (vertical businesses), Terra, Tuenti, Jajah, Telefónica R+D and Media Networks, among others. Heading up this unit will be Mathew Key, who until now was in charge of Telefónica Europe.

•
The streamlining and balancing of the business’ geographical mix based on stages of market development, leading to the configuration of two large blocks, Europe and Latin America. Operations in Spain will be included in Europe. José María Alvarez-Pallete, head of Telefónica Latin America until now, will oversee Europe, while Santiago Fernandez Valbuena, previously General Manager of Strategy, Finance and Corporate Development, will be in charge of Latin America. This change entails the addition of Ángel Vilá to the Executive Committee as Head of Finance and Corporate Development.

•
The creation of a Global Resources operating unit designed to ensure the profitability and sustainability of the business by leveraging and unlocking economies of scale, as well as driving Telefónica’s transformation into a fully global company. This unit will be overseen by Guillermo Ansaldo, until now the head of Telefónica Spain.

The new organisational structure will revolve around a nine-member Executive Committee, backed by a Transformation Committee composed of the company’s senior managers. This structure stems from months of strategic debate lead by Telefónica’s Executive Chairman and with the participation of the company’s senior executives. As a result of this process, the company has laid down new goals which following today’s approval by the Executive Commission of the Board of Directors, have effectively translated into the new structure around which Telefónica’s strategy and medium-term goals will pivot.

*	Organisational chart attached

APPENDIX
TELEFÓNICA DIGITAL
Mission
To enhance Telefónica’s ability to operate in the digital environment, thereby increasing the company’s growth potential.
Targets:
•
To take full advantage of the opportunities afforded by the digital world with respect to new products, services and value chains, both in markets where the company operates directly and those in which it has industrial alliances or the potential to operate directly in OTT (over the top) businesses.

This unit will be responsible for developing and globally exploiting businesses like, among others, video and entertainment, e-advertising, e-health, financial services, cloud and M2M. It will aim its activity both at the corporate and residential segments.
•
To actively help the two major geographic regions, Europe and Latin America, take advantage of their distinguishing traits (relationship with and proximity to more than 300 million customers, capillarity, invoicing and distribution capabilities).

To attain this goal, the unit will develop top-flight global competencies in the areas of business intelligence, pricing strategies and management of alliances in the digital environment with respect to both hardware (i.e. devices) and software.
•	Generate new growth opportunities by investing in new digital businesses, while grouping together or reinforcing initiatives such as Amerigo, Wayra and Vc’s
GLOBAL RESOURCES
Mission
To leverage the full potential of the company’s global scale in order to maximise business profitability.
Targets:
•	To generate the maximum amount of synergies from the global management of the Technology, IT Systems, Procurement, Support Services and Human Resources areas.
•
To equip the business units, Telefónica Digital, Europe and Latin America, with platforms that enable them to carry out their businesses with competitive advantages in terms of cost and service quality.

•	To speed up the growth of the international businesses (MNC’s services and TIWS) through service excellence and global customer solutions.

New Telefonica Organizational Structure 0 Chairman & CEO COO Julio Linares * General Counsel Technical Secretary Controller Telefonica Digital Latin America Europe Global Resources Finance & Corporate Development International Office Strategy & CEO Office Cesar Alierta * Eduardo Navarro Carlos Lopez Blanco Luis Abril * Ramiro Sanchez de Lerin * Angel Vila * Laura Abasolo Mathew Key * Santiago Fernandez Valbuena * Jose M. Alvarez-Pallete * Guillermo Ansaldo * * Executive Committee member

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: September 5th, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors